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                                                                  Exhibit 99.1


                         Independent Accountants' Report


Board of Directors
The Boatmen's National Bank of St. Louis

We have examined management's assertion that The Boatmen's National Bank of St. Louis (the Bank) maintained effective internal control over the functions performed as servicer of the Boatmen's Auto Trust 1995-A and 1996-A (the Trust) as of December 31, 1996.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of internal control over the functions performed by the Bank as servicer of the Trust, testing and evaluating the design and operating effectiveness of the internal control, and such other procedures as we consider necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control, errors or irregularities may occur and not be detected. Also, projections of any evaluation of the internal control over the functions performed by the Bank as servicer of the Trust to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that The Boatmen's National Bank of St. Louis maintained effective internal control over the functions performed as servicer of the Trust as of December 31, 1996 is fairly stated, in all material respects, based upon the criteria established in "Internal Control - Integrated Framework" published by the Committee of Sponsoring Organizations of the Treadway Commission.


                                        /s/ Ernst & Young LLP
                                        ---------------------
St. Louis, Missouri
February 17, 1997
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                                                                  Exhibit 99.1


                              Report of Management


Management is responsible for establishing and maintaining effective internal control over the functions performed as servicer of the Boatmen's Auto Trust 1995-A and 1996-A (the Trust). The system contains monitoring mechanisms, and actions are taken to correct deficiencies identified.

There are inherent limitations in the effectiveness of any internal control including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to the functions performed as servicer of the Trust. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management assessed The Boatmen's National Bank of St. Louis (the Bank's) internal control over the functions performed as servicer of the Trust as of December 31, 1996. This assessment was based on criteria for effective internal control described in "Internal Control - Integrated Framework" published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that the Bank maintained effective internal control over the functions performed as servicer of the Trust as of December 31, 1996.




/s/ James D. Rudolphi                   /s/ Sarina A. Strack
---------------------                   --------------------
  James D. Rudolphi                       Sarina A. Strack
Vice President and Manager          Vice President and Controller
  Accounting Services                Retail Loan Service Center